 Michael Gilmore
 Chief Executive Officer
 Gilmore Homes Gilmore Loans, LLC
 5401 Old National Highway, #419
 Atlanta, Georgia 30349

 August 6, 2019

 United States Securities and Exchange Commission (SEC)
 Division of Corporation Finance
 Office of Real Estate and Commodities
 Washington, D.C. 20549

 Re: Gilmore Homes Gilmore Loans LLC
     Amendment No. 1 to
            Offering Statement on Form 1 A
     Filed July 8, 2019
            File no. 024 11011

 Dear Securities and Exchange Commission (SEC):

 COMES NOW Michael Gilmore, the Chief Executive Officer of Gilmore Homes  Gilmore Loans, LLC, a Georgia domestic limited liability company, and a proptech and fintech, small business, emerging growth company incorporating real estate, technology and finance, does hereby submit the
 RESPONSES appertaining to the SEC 2nd Comment Letter  in response to the aforementioned filing and file number thereunto juxtaposed our
 Regulation A, Tier 2 Offering and Filing of Form 1A, Form 1A-A and its amendment and previous filings, investment materials, prospectus and exhibits on May 31, 2019, 1st SEC Comment Letter received on June 27, 2019, the Offering Amended on July 7, 2019 and submitted on
 July 8, 2019 via EDGAR, and Consequently responses to the latest SEC Letter 2 received on August 2, 2019 and submitted on August 6, 2019.
 Please also be advised that page numbers beginning from 33 to 80 has now changed from 33 to 76 due to removal of financial information per
 SEC requests. Also other pages were affected with a few cosmetic changes, nothing major that will alter the document.
 The changes in both Comment Letters are the same with a few corrections. Therefore, please review in its entirety and let me know if further changes are needed.

 The ANSWERS and RESPONSES are herewith and amended in the Offering as noted:

 Form 1 A Amendment 1 filed July 8, 2019

 General

 1. Please refer to your response to comment 17 and revise the document to remove all references to the self unaudit report and your unaudited observations regarding the companys financial condition. Also, please revise to remove the financial data beginning on page 33.

 Answer herewith: It appears that CEO Gilmore by mistake did not remove ALL of the references to the unaudit report, unaudited observations, and company financial conditions. Please be advised that all information has been removed after reading through the Offering Circular.
 Moreover, all financial data beginning on page 33 have also been removed. If the SEC finds any future references after 2nd Comment letter, please inform me the page number and let me know.

 2. We note your response to prior comment 6. We continue to note the disclosure relating to your preferred annualized 10% return plus 50% of your realized profits. Please tell us the detail basis for your statements or remove all disclosure regarding returns throughout your offering statement.

 Answer herewith: All disclosures regarding returns of 10% preferred and 50% of realized profits have been removed. The disclosure only states a preferred return and a percentage that might be expected without giving a specific number. If further changes are needed, please let me know.

 3. We note your response to prior comment 5 and the revised disclosure beginning on page
        16. We are unable to locate the substantial amount of information that you reference as already set forth in the offering statement. Please revise to clarify.

 Answer herewith: Page 16 has been revised to clarify our company position and the requisites and disclosures for Industry Guide 5.

 Cover Page

 4.  We note your response to prior comment 7 and the revised disclosure. Please revise to clarify, if true, that investor funds first will be placed in an escrow account and then transferred once the minimum offering amount has been reached. Please also revise to identify the escrow agent. We will continue to monitor for updated disclosure.

 Answer herewith: Information has been revised to clarify that investor funds will be placed in an escrow account and then transferred once the minimum offering amount has been reached. At this time, no escrow and transfer agent has been hired. Talks and conversations with Securities Transfer Corporation (STC) and Computershare fell through / did not materialize due to unable to reach the mutual financials in the submitted proposed agreements to Gilmore Homes Gilmore Loans, LLC. Before final offering and URL, an escrow and transfer agent will be in place and before any money is received by investors. Our Company might have to start off, on an already approved Crowdfunding Portal site like Start Engine, who is now both an escrow agent and transfer Agent. The website posts its selected Regulation A Offerings from various entrepreneurs and companies, to its over 100,000 investors. So, this will be something that our Regulation A, Tier 2 Offering and Company will heavenly look at in order to raise capital besides being a direct issuer.

 5.  We note your response to prior comment 8 and the revised disclosure on page 3 that:
         Once one invests, the company will hold all monies until the termination of the offering. We further note revised disclosure that indicates once a subscriber purchases the shares, the funds will remain with the company until the termination of the offering.
         Please revise to clarify that you will promptly return all investors funds if the minimum offering amount is not reached by a certain date or explain to us what you intend by a minimum offering amount. In addition, please consider removing any statement that may imply that investors will get their money back at the termination of the offering.

 Answer herewith: The document has been revised to specifically indicate that Gilmore Homes Gilmore Loans will promptly return all investor funds if the minimum offering amount is not reached by a certain date. Additionally, our Company has explained what is meant / intended by a minimum offering amount. To the best of our knowledge, we have removed any implied reference that investors will get their money back.
 If the SEC finds such, please let us know to Amend.

 Managements Discussion and Analysis, Page 38

 6. We note your response to prior comment 12 and the revised disclosure. We note that borrowing money is part of your plan of operation.
        Please revise to clarify, if true, that you currently have no financing and there is no guarantee that you will ever receive financing.
        Please further discuss the likely alternatives for satisfying your capital needs in light of your working capital deficiency.

 Answer herewith: Please be advised that page 38 is now page 34 due to the SEC request to remove all financial data beginning on page 33.
 Moreover, the document has been revised to remove all references to self unaudit report and unaudited observations regarding our company financial conditions. The document has also been changed to reflect the change in pages from 33 to now 76. Additionally, a few cosmetic changes were made throughout the Disclosure. Therefore, the SEC is advised to review again in its entirety so that any other changes can be amended before the Final Circular and before the Final URL where the final documents will be posted with the SEC notified within two to three business days, once established and once qualified.

 Please also be advised that the document, throughout the offering circular, reflects the revision and disclosure that Gilmore Homes
 Gilmore Loans, LLC currently has no financing in place, and that there is no guarantee that our holding company will ever receiving financing.
 This includes borrowing, construction to permanent loans to design, build and construct our real estate projects and businesses.
 Explained also in this section are the likely alternatives for satisfying our company capital needs in light of working capital deficiency.

 Executive Compensation, page 75

 7.  We note your response to prior comment 14 and the revised disclosure on page 75 that
         Gilmore Homes Gilmore Loans shall reimburse the Manager for the salaries and benefits to be paid to its named executive officers. We further note the disclosure on page 75 that management will receive a 10% fee instead of a yearly, direct salary as well as the disclosure on page 44 that indicates Gilmore will not be paid a salary or direct compensation, but will be paid a 10% fee. Please revise your disclosure throughout the offering statement to reconcile these statements.

 Answer herewith: In a Good Faith Effort, Gilmore Homes Gilmore Loans has revised the disclosure throughout the offering statement to reconcile the statements outlined concerning the 10% fee to the specifics of the SEC Comments. Please see our Company policy explaining the fees. The updated policy, which is reflected throughout the disclosure, laments that the Manager will receive a 10% fee in lieu of a direct salary.

 8. We note your response to prior comment 15 and the revised disclosure describing the factors that you may consider. Please revise to more specifically clarify how you will consider these factors, describe the conflict of interests in your consideration and confirm, if true, that you may pay the 10% fee regardless of how the factors are considered.

 Answer herewith: The document has been revised to disclose the factors the company considers in evaluating fees and salaries. The company policy updates that the 10% fee will be paid in lieu of a direct salary that has been clarified throughout the offering. If the SEC finds other mistakes concerning, please contact us for correction. Also, the conflict of interest is explained and the disclosure clearly confirm that the 10% fee will be paid regardless of how the factors are considered.

 Certain Relationships and Related Party Transactions, page 76

 9. We note your response to prior comment 6 and the revised disclosure on page 76. Please revise to calculate the 10% fee or explain to us your calculations as the amounts do not all appear to represent 10%. In addition, we note your revised disclosure that Mr. Gilmore founded over 85 companies. Please identify these companies and provide a brief description of each company or group of companies.

 Answer herewith: Throughout the document and specifically on pages 55 to 62, under COMPANY SUBSIDARIES AND EMERGING GROWTH BUSINESSES,
 Mr. Gilmore has listed ALL of the 85 companies he has founded and that will be a part of this Regulation A, Tier 2 Offering.
 The Companies listed identifies the type of companies via its companies headings, the type of businesses, the name of the businesses, what kind of businesses, and succinct descriptors, which provide a brief one or two word narrative of the business. It lists if it is an anchor department store, the name of the forthcoming store and the brief descriptor that tells you what type and kind of store, for example, a retail department store, etc. It is self explanatory. Also, when the 10% calculations were used, it was based on the Interests minus the
 Gross Proceeds (Int minus GP equal Net times ten percent). Therefore, the calculations of 10% were based off of the Net. For clarification and revision, the calculations have been revised to show the 10% fee from the Percentage of Interests allocated to represent the 10%.

 Exhibits

 10. We note your response to prior comment 18. Please file your legal opinion prior to qualification.

 Answer herewith: Gilmore Homes Gilmore Loans, LLC legal opinion by Lerman Law Associates, PC has been filed so that our company may be qualified.

 In sum, CEO Michael Gilmore has revised the Offering Statement with updated disclosures, made the necessary changes with revisions appertaining to the SEC Comment Letter 2, and is hereby pleased to submit the latest changes prior to qualification and subsequently follow ups and amendments, where applicable and feasible.

 Respectfully Submitted,

 Michael Gilmore, CEO
 Gilmore Homes Gilmore Loans LLC